UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of ESGL Holdings Limited’s Extraordinary General Meeting

An extraordinary general meeting of shareholders (the “Meeting”) of ESGL Holdings Limited (the “Company”) was held at the Company’s principal executive office located at 101 Tuas South Avenue 2 Singapore 637226, and virtually via live webcast at https://www.cstproxy.com/esgl/2025, at 9.00 p.m., Eastern Time on June 10, 2025, pursuant to notice duly given.

At the close of business on May 2, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 41,816,240 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 31,006,339 ordinary shares of the Company were represented in person, by virtual attendance or represented by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company approved the following proposals:

1.	To approve, as an ordinary resolution, an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of US$0.0001 each to US$300,000 divided into 3,000,000,000 ordinary shares of US$0.0001 each, of such class or classes (however designated) as the Company’s board of directors may determine in accordance with our memorandum and articles of association, which we refer to as the “Authorized Capital Increase Proposal” or “Proposal No. 1;”

2.

Subject to and conditional upon the passing of Proposal No. 1, to approve, as an ordinary resolution, that, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares of the Company on The Nasdaq Capital Market, the authorized share capital of the Company be consolidated as follows, which we refer to as the “Share Consolidation Proposal” or “Proposal No. 2;”

From US$300,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0003 each; By the consolidation of 3,000,000,000 ordinary shares of a par value of US$0.0001 each into 1,000,000,000 ordinary shares of a par value of US$0.0003 each.

3.	To approve, as a special resolution, to change the Company’s name from “ESGL Holdings Limited” to “OIO Group,” which we refer to as the “Name Change Proposal” or “Proposal No. 3;”

4.	Subject to and conditional upon the passing of Proposals No. 1, No. 2 and No. 3, by a special resolution, to approve that the existing First Amended and Restated Memorandum and Articles of Association of the Company be amended and restated in its entirety, with immediate effect to the Second Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto as Annex B, which we refer to as the “Amended Charter Proposal” or “Proposal No. 4;” and

5.	To approve to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, which we refer to as the “Adjournment Proposal” or “Proposal No. 5.”

The results of the votes at the Meeting for the proposals were as follows:

Proposal		For	Against	Abstain
Proposal No. 1	Authorized Capital Increase Proposal	31,005,609	230	500
Proposal No. 2	Share Consolidation Proposal	31,005,198	630	511
Proposal No. 3	Name Change Proposal	31,006,217	111	11
Proposal No. 4	Amended Charter Proposal	31,005,717	111	511
Proposal No. 5	Adjournment Proposal	31,006,098	230	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

Date: June 12, 2025	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer